Northern Dynasty Files Technical Report on the Pebble Project, Alaska

February 23, 2018 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces it has filed a technical report on southwest Alaska’s Pebble Project, following up on its news release dated January 5, 2018.

The technical report documents a minor increase in the estimate of the mineral resources at Pebble from those previously disclosed. The increase is due to the change in metallurgical processing approach as outlined in the Project Description submitted to the US Army Corps of Engineers in late 2017 (see the January 5 news release), and resulted in changes to the metal recoveries used to establish the pit shell which constrains the resource estimate.

At a 0.3% copper equivalent cut-off, the current estimate1 comprises:

●	6.456 billion tonnes in the combined Measured and Indicated categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.7 g/t silver, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum and 345 million ounces of silver; including

	o	0.527 billion tonnes in the Measured category at a grade of 0.33% copper, 0.35 g/t gold, 178 ppm molybdenum and 1.7 g/t silver, and

	o	5.929 billion tonnes in the Indicated category at a grade of 0.41% copper, 0.34 g/t gold, 246 ppm molybdenum and 1.7 g/t silver; and

●	4.454 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum and 1.2 g/t silver, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

The technical report is available under the Company’s profile at www.sedar.com.

David Gaunt, P. Geo, a qualified person who is not independent of Northern Dynasty, is responsible for the estimate. He has reviewed and approved the technical content of this release.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

1 The mineral resources fall within a volume or shell defined by metal prices (USD) of $1540/oz for gold, $3.63/lb for copper, $12.36/lb for molybdenum and $20 for silver.

A 0.30% copper equivalent (CuEQ) cut-off is considered to be comparable to those used for porphyry deposit open pit mining operations in the Americas.

CuEQ calculations use metal prices (USD) of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone. Contained metal values are based on 100% recoveries.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

Canadian Media Contact: Ian Hamilton DFH Public Affairs (416) 206-0118 x.222	US Media Contact: Dan Gagnier Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, and metal price assumptions are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to the Company. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable